   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1995
                             ---------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               September 13, 1995
            Date of event which requires filing of this Schedule 13D

                            THE C. R. GIBSON COMPANY
                           (Name of subject company)

                            NELSON ACQUISITION CORP.
                              THOMAS NELSON, INC.
                                   (Bidders)

                         Common Stock, $0.10 par value
                         (Title of class of securities)

                                  374762-10-2
                     (CUSIP number of class of securities)

                                 JOE L. POWERS
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              THOMAS NELSON, INC.
                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                           TELEPHONE: (615) 889-9000
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                           JAMES H. CHEEK, III, ESQ.
                               BASS, BERRY & SIMS
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                           TELEPHONE: (615) 742-6200

                           CALCULATION OF FILING FEE

           Transaction Valuation(1)                      Amount of Filing Fee(2)
--------------------------------------------------------------------------------------------
                 $69,772,932                                     $13,955

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable            Filing Party: Not Applicable
Form or Registration No.: Not Applicable          Date Filed: Not Applicable

---------------

(1) The Transaction Valuation was calculated by multiplying $9.00, the per share tender offer price, by 7,752,548, the sum of (i) the 7,444,039 shares of Common Stock of the subject Company outstanding and (ii) the 308,509 shares of Common Stock of the subject Company subject to options outstanding. Such number of shares represents the number of shares outstanding as of September 14, 1995, and assumes the exercise of all outstanding options to acquire shares from the subject Company.

(2) Calculated in accordance with Rule 0-11(d) promulgated under the Securities Exchange Act of 1934, as amended.
                       Exhibit Index is Located on Page 8

CUSIP NO. 374762-10-2              14D-1/13D                Page 2 of      Pages

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Nelson Acquisition Corp.
        I.R.S. Identification No. 62-1614561
 2.     Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                           (b) / /
 3.     SEC Use Only
 4.     Source of Funds*
        AF
 5.     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(e) or 2(f)                                         / /
 6.     Citizenship or Place of Organization
        Delaware
 7.     Aggregate Amount Beneficially Owned by Each Reporting
        Person
        2,004,246 Shares which may be deemed beneficially owned
        pursuant to the Stock Option Agreements described
        herein**
 8.     Check Box if the Aggregate Amount in Row (7)
        Excludes Certain Shares*.................................              / /
 9.     Percent of Class Represented by Amount in Row (7)
        26.9%
10.     Type of Reporting Person*
        CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

** Pursuant to the Stock Option Agreements described herein, the reporting person may be deemed to have shared voting and dispositive power, together with Thomas Nelson, Inc., with respect to the indicated shares.

   CUSIP NO. 374762-10-2             14D-1/13D              Page 3 of      Pages

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Thomas Nelson, Inc.
        I.R.S. Identification No. 62-0679364
 2.     Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                           (b) / /
 3.     SEC Use Only
 4.     Source of Funds*
        BK
 5.     Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                         / /
 6.     Citizenship or Place of Organization
        Tennessee
 7.     Aggregate Amount Beneficially Owned by Each Reporting
        Person
        2,004,246 Shares which may be deemed beneficially owned
        pursuant to the Stock Option Agreements described
        herein**
 8.     Check Box if the Aggregate Amount in Row (7)
        Excludes Certain Shares*.................................              / /
 9.     Percent of Class Represented by Amount in Row (7)
        26.9%
10.     Type of Reporting Person*
        CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

** Pursuant to the Stock Option Agreements described herein, the reporting person may be deemed to have shared voting and dispositive power, together with Nelson Acquisition Corp., with respect to the indicated shares.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 and Schedule 13D (this "Statement") relates to the offer by Nelson Acquisition Corp., a Delaware corporation ("Offeror") and wholly-owned subsidiary of Thomas Nelson, Inc., a Tennessee corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of The C.R. Gibson Company, a Delaware corporation, at a price of $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The C.R. Gibson Company, a Delaware corporation (the "Company"), which has its principal executive offices at 32 Knight Street, Norwalk, Connecticut 06856.

     (b) The class and amount of equity securities being sought is all the outstanding Shares of common stock, par value $0.10 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Offeror and Parent. The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, none of Offeror or Parent, and, to the best knowledge of Offeror and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Tender Offer and Merger Agreement and the Stock Option Agreements") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer, Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on AMEX Listing; Market for Shares and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Tender Offer and Merger Agreement and the Stock Option Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(e) The information set forth in Section 7 ("Effect of the Offer on AMEX Listing, Market for Shares and Registration Under the Exchange Act") and
Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Tender Offer and Merger Agreement, dated as of September 13, 1995, among Parent, Offeror and the Company, and the Stock Option Agreements dated as of September 13, 1995 among Parent, Offeror and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(c)(1) and (c)(2), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1)        -- Offer to Purchase, dated September 19, 1995.
       (a)(2)        -- Letter of Transmittal.
       (a)(3)        -- Notice of Guaranteed Delivery.
       (a)(4)        -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                        and Other Nominees.
       (a)(5)        -- Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees to Clients.
       (a)(6)        -- Form of Letter to Participants in the Employee Stock Ownership Plan
                        and Trust.
       (a)(7)        -- Guidelines for Certification of Taxpayer Identification Number on
                        Substitute Form W-9.
       (a)(8)        -- Summary Advertisement as published in The Wall Street Journal on
                        September 19, 1995.
       (a)(9)        -- Text of Press Release issued by Parent and the Company on September
                        14, 1995.

       (b)(1)        -- Credit Agreement dated as of November 30, 1992, among the Company,
                        Third National Bank in Nashville, First National Bank of Louisville,
                        First American National Bank in Nashville, NationsBank of Texas, N.A.
                        in Dallas, and Creditanstalt-Bankverein in New York, as amended by
                        First Amendment to Credit Agreement dated as of February 26, 1993,
                        Second Amendment to Credit Agreement dated as of September 19, 1994,
                        Third Amendment to Credit Agreement dated as of December 23, 1994, and Fourth Amendment to Credit Agreement and First Amendment to
                        Revolving Credit Notes dated as of March 13, 1995.
       (b)(2)        -- Letter dated as of September 15, 1995, among the Parent and Third
                        National Bank in Nashville, regarding interim financing.
       (c)(1)        -- Tender Offer and Merger Agreement, dated as of September 13, 1995, among Parent, Offeror and the Company.
       (c)(2)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Overseas Private Investor Partners.
       (c)(3)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and John G. Russell.
       (c)(4)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Robert G. Bowman.
       (c)(5)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and James M. Harrison.
       (c)(6)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Frank A. Rosenberry.
       (c)(7)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Willard J. Overlock.
       (c)(8)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Rudolf Eberstadt, Jr.
       (c)(9)        -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Rudolf Eberstadt Charitable Remainder Unitrust.
       (c)(10)       -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Overseas Equity Investor Partners.
       (c)(11)       -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Bradford Venture Partners, L.P.
       (c)(12)       -- Engagement letter, dated as of January 18, 1994, by and between
                        Parent and PaineWebber Incorporated.
       (c)(13)       -- Dealer Manager Agreement, dated as of September 15, 1995, by and among Parent, the Offeror and PaineWebber Incorporated.
         (d)         -- None.
         (e)         -- Not applicable.
         (f)         -- None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 1995                             NELSON ACQUISITION CORP.


                                            By:       /s/  JOE L. POWERS
                                                -----------------------------
                                                        Joe L. Powers
                                                          Secretary

                                               THOMAS NELSON, INC.

                                            By:       /S/  JOE L. POWERS
                                                -----------------------------
                                                        Joe L. Powers
                                                 Executive Vice President and
                                                           Secretary

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
  EXHIBIT                                                                           NUMBERED
    NO.                                  DESCRIPTION                                  PAGE
----------------------------------------------------------------------------------------------
  (a)(1)   -- Offer to Purchase, dated September 19, 1995..........................
  (a)(2)   -- Letter of Transmittal................................................
  (a)(3)   -- Notice of Guaranteed Delivery........................................
  (a)(4)   -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees...................................................
  (a)(5)   -- Form of Letter from Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees to Clients..............................
  (a)(6)   -- Form of Letter to Participants in the Company's Employee Stock
              Ownership Plan and Trust.
  (a)(7)   -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9..................................................
  (a)(8)   -- Summary Advertisement as published in The Wall Street Journal on
              September 19, 1995...................................................
  (a)(9)   -- Text of Press Release issued by Parent and the Company on September
              14, 1995.............................................................
  (b)(1)   -- Credit Agreement dated as of November 30, 1992, among the Company,
              Third National Bank in Nashville, First National Bank of Louisville,
              First American National Bank in Nashville, NationsBank of Texas, N.A.
              in Dallas, and Creditanstalt-Bankverein in New York, as amended by
              First Amendment to Credit Agreement dated as of February 26, 1993,
              Second Amendment to Credit Agreement dated as of September 19, 1994,
              Third Amendment to Credit Agreement dated as of December 23, 1994, and Fourth Amendment to Credit Agreement and First Amendment to
              Revolving Credit Notes dated as of March 13, 1995....................
  (b)(2)   -- Letter dated as of September 15, 1995, among the Parent and Third
              National Bank in Nashville, regarding interim financing..............
  (c)(1)   -- Tender Offer and Merger Agreement, dated as of September 13, 1995, among Parent, Offeror and the Company................................
  (c)(2)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Overseas Private Investor Partners.......................
  (c)(3)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and John G. Russell..........................................
  (c)(4)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Robert G. Bowman.........................................
  (c)(5)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and James M. Harrison........................................
  (c)(6)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Frank A. Rosenberry......................................
  (c)(7)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Willard J. Overlock......................................
  (c)(8)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Rudolf Eberstadt, Jr.....................................
  (c)(9)   -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Rudolf Eberstadt Charitable Remainder Unitrust...........

                                                                                   SEQUENTIALLY
  EXHIBIT                                                                           NUMBERED
    NO.                                  DESCRIPTION                                  PAGE
----------------------------------------------------------------------------------------------
  (c)(10)  -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Overseas Equity Investor Partners........................
  (c)(11)  -- Stock Option Agreement, dated as of September 13, 1995, among Parent,
              Offeror and Bradford Venture Partners, L.P...........................
  (c)(12)  -- Engagement letter, dated as of January 18, 1994, by and between
              Parent and PaineWebber Incorporated..................................
  (c)(13)  -- Dealer Manager Agreement, dated as of September 15, 1995, by and among Parent, the Offeror and PaineWebber Incorporated...............
    (d)    -- None.................................................................
    (e)    -- Not applicable.......................................................
    (f)    -- None.................................................................